77Q2
Section 16(a) Beneficial Ownership Reporting Compliance

For each of the following persons, who are subject to Section 16 of the Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the registrant because of the requirements of Section 30 of the Investment Company Act of 1940, a Form 3 report, which is required by Section 16(a) of the Exchange Act, was not filed on a timely basis.

Patrick J. Simpson   (no holdings)
Richard L. Woolworth  (no holdings)